EXHIBIT 99.1

FEC RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders (the “Shareholders”) of FEC Resources Inc. (the “Corporation”) will be held at the offices of Gowling WLG (Canada) LLP, Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Thursday, September 11, 2025, at the hour of 11:00 a.m., (Vancouver time) (the “Meeting”), for the following purposes:

1.

To receive the report of the directors of the Corporation (the “Directors”) to the shareholders and the consolidated financial statements of the Corporation together with the Auditors’ Report thereon for the financial year ended December 31, 2024;

2.	To appoint the auditors of the Corporation (the “Auditors”) for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

3.	To set the number of directors of the board of directors of the Corporation (the “Board”) at three (3);

4.	To elect the Directors for the ensuing year; and

5.	To transact such further or other business as may properly be brought before the meeting or any adjournments thereof.

DATED at Vancouver on August 7, 2025.

By Order of the Board

Signed “Daniel Carlos”
President and Chief Executive Officer